Tidal Trust IV

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

October 17, 2025

VIA EDGAR TRANSMISSION

Ms. Elizabeth Goody

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust IV (the “Trust”) Post-Effective Amendment No. 2 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) File Nos. 811- 24061; 333- 285633

Dear Ms. Goody:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on September 25, 2025, with respect to Portfolio Building Block European Banks Index ETF, Portfolio Building Block World Pharma and Biotech Index ETF, and Portfolio Building Block Integrated Oil and Gas and Exploration and Production Index ETF (each, a “Fund,” and together, the ‘Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Prospectus

1.	With respect to the Portfolio Building Block European Banks Index ETF, in the Principal Investment Strategies section, in the discussion of Index eligibility criteria, please clarify whether to be eligible for inclusion in the Index, as suggested by the Fund’s name, banking companies themselves must be European companies versus European issuers.

Response: The Trust has revised the relevant eligibility criteria disclosure to clarify that to be eligible for inclusion in the Index, a company’s shares must be publicly listed on one of the European countries and exchanges listed in the Index eligibility criteria section of the prospectus.

2.	For each Fund, in the Principal Investment Strategies section following the anticipated range of constituents in the Index, please also disclose the specific number of constituents in the Index as of a recent practicable date.

Response: The Trust has added the requested disclosure that as of the market close of October 9, 2025, each index has the following number of constituents:

•	BITA European Banks Index: 60 Constituents
•	BITA World Pharmaceuticals & Biotech Index: 68 Constituents
•	BITA Oil & Gas Exploration & Production Ecosystem Index: 46 Constituents

3.	For each Fund, in the Principal Investment Risks, please supplement the Index Strategy Risk disclosure to also address the variability in the number of Index constituents, in particular how the number of constituents may impact the Funds concentration of investments and ability to track the Index.

Response: As requested, the Trust has supplemented the Index Strategy Risk to note that the number of constituents in the Index will vary over time and may contribute to concentration risk and tracking error risk, which are disclosed in separate principal risk factors in each Fund’s prospectus.

4.	For each Fund, in the Principal Investment Risks, consistent with relevant instructions to Item 4(b)(ii) of Form N-1A, please add disclosure that, “[a]n investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.”

Response: The Trust respectfully notes that, consistent with relevant instructions to Item 4(b)(ii) of Form N-1A, the Funds are neither money market funds nor advised by or sold through an insured depository institution. Accordingly, the Funds are not required to (and therefore respectfully decline to) include the FDIC-related disclosure suggested in this comment.

5.	With respect to the Portfolio Building Block European Banks Index ETF, in the Principal Investment Risks section, please consider whether Developed Markets Risk is also a principal risk for this Fund.

Response: The Trust has added Developed Markets Risk is also a principal risk for this Fund.

6.	For each Fund, in the Principal Investment Strategies section with respect to the disclosure related to each Index being reconstituted quarterly, we note that the Index constituents are weighted according to their free float market capitalization. For each Index:

i.	please supplementally tell us whether any particular issuer will make up more than 10% of the Index.
ii.	And, if so, please supplementally tell us which issuer(s) and the percentage of the Index such issuers represent as of a recent practicable date; and

Response: Yes, as of market close October 9, 2025, each Fund’s Index has one or two constituents that makes up more than 10% of the relevant Index, as described below. In addition, the Trust notes that the Index methodology is designed to prevent excessive concentration, as described below.

BITA World Pharmaceuticals & Biotech Index (BWBLSI)

As of the market close of October 9th, 2025, the following securities in the BITA World Pharmaceuticals & Biotech Index (BWBLSI), represent more than or are close to 10% of the index weight:

ISIN	Ticker	Name	Weight
US5324571083	LLY	ELI LILLY & CO	14.13%
US4781601046	JNJ	JOHNSON & JOHNSON	8.95%

The Trust also notes that this Index methodology is designed to prevent excessive concentration in a particular issuer or issuers. Specifically, the Index applies the following capping constraints at the issuer level:

•	No single issuer may exceed 25% of the Index weight.
•	Additionally, all issuers with individual weights above 4.5% may not, in the aggregate, exceed 45% of the total Index weight.

These capping rules are applied at each quarterly determination date.

BITA Oil & Gas Exploration & Production Ecosystem Index (BOGEPI)

As of the market close of October 9th, 2025, the following securities in the BITA Oil & Gas Exploration & Production Ecosystem Index (BOGEPI), represent more than or are close to 10% of the index weight:

ISIN	Ticker	Name	Weight
US30231G1022	XOM	EXXON MOBIL CORP	18.47%
US1667641005	CVX	CHEVRON CORP	11.88%

The Trust also notes that this Index methodology is designed to prevent excessive concentration in a particular issuer or issuers. Specifically, the Index applies the following capping constraints at the issuer level:

•	No single issuer may exceed 25% of the Index weight.
•	Additionally, all issuers with individual weights above 4.5% may not, in the aggregate, exceed 45% of the total Index weight.

These capping rules are applied at each quarterly determination date.

BITA European Banks Index (BEURBI)

As of the market close of October 9th, 2025, the following securities in the BITA European Banks Index (BEURBI) represent more than or are close to 10% of the index weight:

ISIN	Ticker	Name	Weight
GB0005405286	HSBA	HSBC HOLDINGS PLC	13.50%

The Trust also notes that this Index methodology is designed to prevent excessive concentration in a particular issuer or issuers. Specifically, the Index applies the following capping constraints at the issuer level:

•	No single issuer may exceed 25% of the Index weight.
•	Additionally, all issuers with individual weights above 4.5% may not, in the aggregate, exceed 45% of the total Index weight.

These capping rules are applied at each quarterly determination date.

iii.	Depending on your response, please supplementally tell us how you have considered the appropriateness of the disclosure given the significant exposure to such Issuer(s).

Response: The Trust has added further disclosure to the Index methodology discussion in each Fund’s Principal Investment Strategies section, describing that the Index methodology includes the capping constraints (described in the response above) to limit the amount that an issuer or issuers can make up of the Index. Upon consideration, the Trust believes that this revised disclosure together with the existing strategy and risk disclosure, including concentration risk and non-diversification risk, accurately and appropriately discloses materially relevant information to shareholders and investors.

7.	For each Fund, in the Principal Investment Risks, as applicable, please supplement the Developed Markets Risk disclosure to also address the variability in the number of Index constituents, in particular how the number of constituents may impact the Funds concentration of investments and ability to track the Index.

Response: The Trust has enhanced the developed markets risk to discuss that Fund’s concentration risk is increased by the facts the Fund seeks to track the performance of the Index and the Index is exclusively comprised of a varying number of constituents in developed markets that meet the Index’s eligibility criteria.

8.	For the Portfolio Building Block Integrated Oil and Gas and Exploration and Production Index ETF, in the Principal Investment Risks section, please consider supplementing the Oil and Gas Industry Risk disclosure to also address risks associated with oil and gas extraction activities.

Response: As requested, the Trust has enhanced the Oil and Gas Industry Risk factors to also address risks associated with oil and gas extraction activities.

9.	For each Fund, related to Principal Investment Risks disclosure, please consider wither the Management Risk disclosed in Item 9 of Form N-1A section should also be disclosed in Item 4 section or otherwise revised.

Response: The Trust respectfully notes that because each Fund uses a “passive management” (or indexing) approach to portfolio management, the current Index Strategy Risk and Passive Investment Risk factors included in each Fund’s Item 4 and 9 principal investment risks sections appropriately address relevant management risks for the Funds. Accordingly, the Trust has removed the separate Management Risk factor that was previously included in Item 9 disclosure.

If you have any questions or require further information, please contact Jonathan R. Massey at (262) 226-4032 or jmassey@tidalfg.com.

Sincerely,

/s/ Jonathan R. Massey

Jonathan R. Massey

SVP of Legal Services

Tidal Investments LLC

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